UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                        ☒                      Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐No         ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated February 11, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces Appointment of David Grossman and Boaz Shweiger to Board of Directors

VALLEY COTTAGE, NEW YORK, February 11, 2009 – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) today announced that Mr. David Grossman and Mr. Boaz Shweiger have been appointed to XTL's Board of Directors, effective today.  In addition, Mr. Grossman will also be assuming the role of Co-Chief Executive Officer, with no remuneration, to assist in XTL’s analysis of its strategic alternatives.

Ron Bentsur, Co-Chief Executive Officer of XTL, commented, “We decided to make these appointments at this time in order to ensure management continuity and a more effective transition in the event that at the upcoming March 11 shareholders’ meeting, the proposed slate of directors are elected.”

Mr. Grossman, 34, served as a Vice President of Eurocom Investments LP, a private equity fund focused on long-term investments mainly in Israeli public companies, from March 2006 to December 2008.  Also from March 2006 to December 2008, Mr. Grossman was Vice President of Sahar Investments Ltd, (TASE: SAIN) which focused on investments in the Life Sciences arena.  From July 2003 to March 2006, Mr. Grossman was a Senior Analyst at Israel Health Care Ventures, an Israeli healthcare venture capital fund. From 2001 to March 2003, Mr. Grossman was a senior investment banker with Reliance Capital Ltd. From 2001-2003, he was a partner of Magna Business Development, a consulting boutique. In addition, Mr. Grossman is currently a director and member of the audit committee of Bio Light Israeli Life Science Investments Ltd. (TASE: BOLT) since December 2008, and from May 2007 to July 2008 was a Director and member of the audit committee of Gilat Satcom Ltd. (AIM: GLT). Mr. Grossman received a BA in business administration with a focus on information technology, from the Interdisciplinary Center Herzliya.

Mr. Shweiger, 33, has served as a partner and Managing Director of Sean S. Holdings Ltd., a private investment company, since August 2005. Mr. Shweiger was an attorney at S. Horowitz & Co, practicing commercial law, from June 2001 to January 2005. From December 2001 to April 2005, Mr. Shweiger served as Director and a member of the investment committee of Isal Amlat Investments (1993) Ltd., an investment company (TASE: ISAL) engaged in the fields of industry, commerce, real estate and advanced technologies services. Mr. Shweiger received an LL.B, magna cum laude, from the College of Management and an MBA in finance and auditing from Tel - Aviv University.

XTL also announced that its appeal hearing date for its Nasdaq listing has been changed to March 19, 2009 from March 12, 2009.

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 224

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future business prospects growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially is our ability to maintain our Nasdaq Stock Market listing and our ability to continue to fund our operations; our ability to successfully find successful merger or in-licensing opportunities or other factors; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2008.  Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 11, 2009	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer